

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-mail</u>
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re: Fantex, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 25, 2014**
> **File No. 333-196437**

Dear Mr. French:

We have reviewed your response to our letter dated June 19, 2014 and have the following additional comments.

<u>Arian Foster Brand, page 9</u>

1. We note that Arian Foster has resumed playing for the Houston Texans and appears to have recovered from his surgery. As such, please update your disclosure regarding the status of the Fantex Series Arian Foster offering.

<u>Capitalization, page 86</u>

2. Please revise the introductory paragraph to disclose the offering price per share and the gross and net proceeds received from the sale of Fantex Series EJ Manuel.

<u>Dilution, page 88</u>

3. Please revise your dilution disclosure to explain in further detail how you calculated or determined the amounts in the table at the bottom of page 88 that are reflected in the column "as converted to platform common stock basis." Your revised disclosure should clearly explain how your various series of tracking stocks would convert into your platform common stock to derive the per share amounts in the table.

4. Please explain how you calculated or determined the historical net tangible book per share as of June 30, 2014 of $1.96 per share and the increase in pro forma net tangible book value per share attributable to new investors of $2.85 per share. As part of your revised disclosure, please indicate the number of shares used in your computations.

Management's Discussion and Analysis, page 91

Results of Operations, page 92

Six months ended June 30, 2013 and 2014, page 93

5. Please include a discussion of the changes in fair value of the Vernon Davis brand contract, including the income from brand contract, as shown on your statements of operations on page F-4 and the cash payments received on the brand contract. As part of your revised disclosure, please indicate the nature of the contract from which this revenue was received and indicate whether this income was recognized as a result of receiving cash payments or as a result of changes in assumptions related to your valuation of the contract.

6. Please provide a reconciliation of the cash payments received under the Vernon Davis brand contract. In this regard, we note your disclosure of Vernon Davis Brand Income starting on page 151. Your reconciliation of cash receipts should reference amounts disclosed in the tables on pages 152-154, along with any deviations from these amounts, to outline the items for which you expected to receive, and have received, payment under the brand contract.

7. We note the disclosure in the second paragraph on page 94 indicating that you incurred fees to your parent pursuant to your management agreement with them of $20,343 for the six months ended June 30, 2014. Please explain in MD&A and in Note 4 to your financial statements where these fees have been reflected in your consolidated statement of operations included on page F-4 of the registration statement.

8. Please revise MD&A to explain how you calculated or determined the net income attributable to Fantex Series Vernon Davis Convertible Tracking Stock of $122,683 reflected in your consolidated statement of operations for the six months ended June 30, 2014.

Critical Accounting Policies, page 97

Fair Value of Financial Instruments, page 98

9. We note your disclosure on page 100 that if any of your assumptions are incorrect with regard to the individual brand contracts for EJ Manuel, Mohamed Sanu, Vernon Davis or Arian Foster, then your estimate of the fair value of the applicable brand contract may be too high. In light of the guidance in FR-72, which states that a company should address specifically why its accounting estimates or assumptions bear the risk of change, please supplement the disclosure for each individual to address the specific circumstances of such individual, and any related change in the estimated fair value of that individual's brand contract, for the period from the date you entered into a brand contract with such

individual through the date of the prospectus. For example, with respect to Vernon Davis, disclose whether or not you recorded any adjustments for changes in the fair value of his brand contract for the period from October 30, 2013 to April 22, 2014 and/or for the period from April 22, 2014 through the date of the prospectus. Disclose the underlying reason(s) for any adjustments or, if there are no adjustments, include an affirmative statement to that effect.

10. For each brand contract that is not yet effective, please state whether or not any adjustments to the brand contract value has been made since the date the contract was initiated. If no adjustments have been made, explain the reasons you believe no adjustments to the fair value have been necessary. In this regard, please specifically address the fair value of the contract with Arian Foster, including the impact of the passage of time since the inception of this brand contract, and the injuries which Foster has sustained since that time.

Principal Stockholders, page 181

11. Please disclose security ownership of beneficial owners and management with respect to your common stock as of the most recent practicable date. Refer to Item 403(a)-(b) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

12. We note that the report of the independent registered public accounting firm makes reference to the period from September 14, 2012 (inception) to December 31, 2013 in the first and third paragraphs of the report. As this period is not presented in the consolidated financial statements included in the filing, please revise the report of the independent registered accounting firm to eliminate the references to this period.

13. In a related matter, the report of the independent registered public accounting firm states that you are in the development stage at December 31, 2013.   However, we note that the financial statements in the filing do not include any of the disclosures required for a development stage entity as outlined in ASC 915 and you state on F-21 that you are no longer considered a development stage company. Please advise or revise as appropriate.

Statements of Operations, page F-4

14. We note your statement of operations for the six months ended June 30, 2014 allocates the total net loss for the period between your platform common stock and the Fantex Series Vernon Davis Convertible Tracking Stock. Please revise the notes to your financial statements to explain how you arrived at this allocation and disclose why this allocation is meaningful.

Statements of Cash Flows, page F-6

15. Please tell us and explain in the notes to the financial statements why you have not presented a statement of cash flows for 2012 in accordance with Rule 8-02 of Regulation S-X. In this regard, we note that the report of the independent registered public accounting firm makes reference to a statement of cash flows for this period. Please advise or revise as appropriate.

16. In a related matter, please revise to include supplemental disclosure of any non-cash investing or financing activities during all periods presented in your consolidated statements of cash flows. Refer to the guidance outlined in ASC 230-10-50-3.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

17. At the top of page F-13, you state that if the estimates of brand income are too high and/or the discount rates used in the calculation are too low, then the valuation of a brand contract may be too high, in which case you may pay too much for a brand contract. Please expand this disclosure to explain the accounting for such a brand contract in the event you pay too much.

Note 4. Related Party Transactions, page F-14

18. Please revise Note 4 to disclose the nature and significant terms of all related party transactions that occurred during each period presented in the statements of operations, including the 2012 and 2013 periods.

19. Please revise Note 4 to disclose the amount of unrecognized compensation expense associated with the Parent's stock-based compensation grants as of December 31, 2013 and June 30, 2014 and the remaining vesting period over which these amounts will be recognized as expense. Refer to the disclosure requirements outlined in ASC 718-10-50-2(i).

Note 5. Investment in Brand Contract, at Fair Value (Unaudited), page F-15

20. In the table on page F-17, we note you have provided a reconciliation of the change in the value of the Vernon Davis brand contract, which is comprised of payments received from Davis along with realized and unrealized gains on the contract. In this regard, we note you have presented one amount as income from brand contract within your statements of operations on page F-4, which is the aggregate of the realized and unrealized gains presented in the table. Based on your disclosure on page F-13, it appears there are two general reasons for a change in the brand contract fair value – payments on the contract and changes in fair value resulting from changes in the expected performance of the

brand or market factors. As such, please explain why it is meaningful to designate between realized and unrealized gains in this table or revise the table to present the changes in fair value of the brand contract as the two types of changes discussed above without designating between realized and unrealized gains or losses.

21. Also, please tell us and revise Note 5 to explain how you calculated or determined the amount recognized as income from brand contract during the six months ended June 30, 2014. In this regard, since no portion of the contract has been sold or disposed of, we are unclear as to why any portion of the change in the fair value of the contract should be described as a realized gain.

22. We note you have provided a separate table showing the general effects on changes in inputs on the fair value of the brand contract. Please revise your disclosure to specifically discuss the changes in these inputs which resulted in the change in fair value to the brand contract. You should also explain the reasons for these changes. For example, you should state if the change in an input was due to a change in the expected performance of the brand, market factors, the passage of time, or other factors.

Note 7. Stockholders' Equity, page F-18

23. We note that you completed the initial public offering of 421,100 shares of Fantex Series Vernon Davis on April 28, 2014 raising gross proceeds of $4,211,450. We also note from the disclosure in Note 3 on page F-14 that holders of tracking stocks have no direct claim to the attributed net assets of the tracking stock and are stockholders of Fantex with a single board of directors and subject to all of the risks and liabilities of the parent corporation stocks. Please revise Note 7 to disclose the rights and privileges associated with Fantex's platform common stock and with the shares of Fantex Series Vernon Davis that are outstanding at June 30, 2014. As part of such disclosure, please indicate the circumstances under which the Fantex Series Vernon Davis shares are convertible into Fantex platform common shares.

Exhibit Index

24. Please file the form of Standby Purchase Agreement as an exhibit prior to effectiveness.

Other

25. Please revise your Form 10-Q for the quarterly period ended June 30, 2014, as filed on August 14, 2014, to reflect any changes required as a result of the comments above.

Cornell "Buck" French
Fantex, Inc.
September 9, 2014
Page 6

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP